Color Accents Holdings, Inc.
813 Woodburn Road
Raleigh, NC 27605
(919) 376-0558

November 3, 2008

U.S. Securities & Exchange Commission
Office of Small Business
450 Fifth Street NW
Washington, D.C. 20549

Re:	Color Accents Holdings, Inc.
File No. 333-153536

Dear Sir/Madam:

Request is hereby made for the acceleration of the effective date of our Registration Statement on Form S-1, File No. 333-153536 to12:00 P.M. on November 6, 2008 or as soon as practicable thereafter.

The Company acknowledges that:

▪      should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪      the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Color Accents Holdings, Inc.

By: /s/Diane Pyun
Diane Pyun
Chief Executive Officer